United States securities and exchange commission logo





                              December 29, 2021

       Steven Helwig
       Interim Principal Financial Officer
       Radius Health, Inc.
       22 Boston Wharf Rd., 7th Floor
       Boston, MA 02210

                                                        Re: Radius Health, Inc.
                                                            Form 10-K for the
Period Ended December 31, 2021
                                                            Filed February 25,
2021
                                                            Form 8-K Filed
November 8, 2021
                                                            File No. 001-35726

       Dear Mr. Helwig:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed November 8, 2021

       Exhibit 99.1 Radius Health Inc. Press Release dated November 8, 2021 Radius Health, Inc.: Third Quarter 2021 Results, page 1

   1. In future filings, please present with equal or greater prominence the GAAP measure comparable to the
non-GAAP measure "Adjusted EBITDA" which is net income (loss).
                                                        For example, there is
no mention of your net loss until page 3 of the exhibit and no mention of net loss in
any of the content of your opening bullet points or the bullet points in "Q3 2021 Financial
Highlights". Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
   2. Please revise your non-GAAP discussion on page 9 in future filings to indicate that adjusted EBITDA is a
non-GAAP measure and comply with the requirements of Item
                                                        10(e)(1)(i) of
Regulation S-K, including reconciliation to the comparable GAAP measure.
                                                        Also, revise the titles
for your non-GAAP measures throughout the document for
 Steven Helwig
Radius Health, Inc.
December 29, 2021
Page 2
         consistency. For example, you use non-GAAP net loss and non-GAAP loss per share on page 8 rather than your identified non-GAAP measures non-GAAP adjusted net loss and non-GAAP net loss per share.
3. We noted in the power point presentation related to your third quarter 2021 earnings call provides a full non-GAAP income statement for the three months and quarter ended
         September 30, 2021. Please confirm that the full non-GAAP financial statement presentation will not be used in future filings. The presentation of a non-GAAP financial statement gives undue prominence to the non-GAAP information. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures
         (i.e., line items, subtotals, etc.) provided each one complies with
Item 10 of Reg. S-K and
         the Division of Corporation Finance   s Frequently Asked Questions
Regarding Use of non-
         GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sasha Parikh at 202-551-3627 or Christine Torney at
202-551-
3652 with any questions.



FirstName LastNameSteven Helwig                               Sincerely,
Comapany NameRadius Health, Inc.
                                                              Division of
Corporation Finance
December 29, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName